U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): Canadian National Railway Company

B.	(1) This is [check one]

[x]      an original filing for the Filer

[ ]      an amended filing for the Filer

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) [ ]

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant: Canadian National Railway Company

Form type: Form F-10

File number (if known): To be assigned

Filed by: Canadian National Railway Company

Date filed (if filed concurrently, so indicate): Concurrently

D.           The Filer is incorporated or organized under the laws of Canada and has its principal place of business at Canadian National Railway Company, 935 de La Gauchetière Street West, Montreal, Québec H3B 2M9, (514) 399-5430.

E.           The Filer designates and appoints CT Corporation System (“Agent”) located at 111 Eighth Avenue, New York, NY 10011, U.S.A. (212) 590-9070 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)         any investigation or administrative proceeding conducted by the Commission; and

(b)         any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on December 14, 2015 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.           The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Exchange Act;

The Filer further undertakes to advise the Commission promptly of any change to the Agent's name and address during the applicable period by amendment of this Form, referencing the file number of the Form F-10.

G.           The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10 to which this Form F-X relates; the securities to which the Form F-10 relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Québec, Country of Canada, on this 14th day of December, 2015.

Filer: Canadian National Railway Company

By:	/s/ Sean Finn
Sean Finn
Executive Vice-President Corporate Services and Chief Legal Officer

This statement has been signed by the following persons in the capacities and on the dates indicated.

CT Corporation System,
as Agent for Service of Process of Canadian National Railway Company in the United States.

By:	/s/ James D. Martin
Name: James D. Martin
Title: Assistant Vice President
Date: December 14, 2015